January 29, 2016

VIA EDGAR CORRESPONDENCE

Mr. William H. Thompson
Accounting Branch Chief, Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Stamps.com Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 0-26427

Dear Mr. Thompson:

On behalf of Stamps.com Inc. (the “Company”), we are writing in response to your comment letter, dated December 31, 2015, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed on March 16, 2015 (the “2014 Form 10-K”).

As a preliminary matter, we would like to thank you for granting us an extension to file our response until today.

For your convenience, we have repeated your comments in full.

Notes to Consolidated Financial Statements

11. Commitments and Contingencies
Legal proceedings, page F-32

1.	We note your disclosure that you are a party to various legal proceedings including the suit filed by Express One and management believes that the ultimate outcome of any such proceedings will not have a material effect on your financial condition, results of operations, cash flows or overall trends. However, you also disclose that legal proceedings are subject to inherent uncertainties and an unfavorable outcome for an amount in excess of management’s present beliefs may result in a material adverse impact on your business, results of operations, financial position and overall trends. Please tell us how your disclosure complies with ASC 450-20-50 in light of the settlement agreement with Express One entered into in August 2015 resulting in a settlement loss of $10 million. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with paragraph 4 of ASC 450-20-50.

Response

We respectfully submit to the Staff that the 2014 Form 10-K complied with the applicable disclosure requirements for unrecognized loss contingencies under ASC 450-20-50.

ASC 450-20-50 requires disclosure of an unrecognized loss contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either (i) an accrual has not been made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met or (ii) an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.

Each quarter, during the preparation of consolidated financial statements, the Company’s legal department, financial reporting team, and, if necessary, outside counsel, review outstanding, pending and threatened litigation matters to determine whether any accruals are necessary under the provisions of ASC 450-20-25 and to determine the appropriate disclosures in the notes to the consolidated financial statements under the provisions of paragraphs 3 and 4 of ASC 450-20-50.  Specifically, the review is used to determine whether any matters would result in a loss that is “probable” and “estimable,” or “reasonably possible.”

As of the filing of the 2014 Form 10-K, through the procedures described above and below, we determined that the likelihood that the Company incurred or would incur a loss related to the suit filed by Express One was remote due to numerous factors that existed at the relevant determination time.

We analyzed the factors identified in ASC 450-20-55-12 as follows:

(1)	The nature of the litigation and claims

The litigation focus of the parties involved the determination of the enforceability of an exclusivity provision and whether a permanent injunction would be granted by the court related to the exclusivity provision.  In addition, even in the event the court determined the exclusivity provision in a manner favorable to the plaintiff, the likelihood of any material monetary damages being awarded was still determined to be remote.

(2)	The progress of the case

The litigation was filed in August, 2014.  The judge presiding over the case retired on December 31, 2014 and a new judge was assigned, resulting in delay to the overall progress of the litigation.  At the time of the 2014 Form 10-K filing, fact discovery was largely incomplete and expert discovery had not begun.  Overall, it was our view that the litigation was still in the early stages.

(3)	Our experience in other litigation

In the history of the Company, we have had experience with complex technology and business litigation, and that helped inform our evaluation.

(4)	Consultation with outside counsel

Our evaluation was also informed by our ongoing discussions with outside counsel on their views of the litigation.

(5)	Management’s response to the litigation

At the time of the 2014 Form 10-K filing, we were vigorously contesting the litigation and there were no active settlement discussions between the parties. Active settlement discussions did not begin until June, 2015, and the final settlement was reached on August 6, 2015.  Appropriately, the amount of the settlement was accrued in the Company’s Form 10-Q for the quarterly period ended June 30, 2015, which was filed on August 7, 2015.

Based on our review of the supporting underlying facts and analyses as summarized above, a loss contingency was determined to be remote as of the filing date of the 2014 Form 10-K. Therefore, we determined that it was not necessary to disclose an estimate of the possible loss or range of possible loss or provide a statement that such an estimate cannot be made in accordance with paragraph 4 of ASC 450-20-50. Although we determined a loss contingency was remote, we nevertheless believed it was appropriate to provide disclosure that the litigation existed.

In future filings in order to clarify our policy with regards to ASC 450-20-50, and beginning with the Company’s Form 10-K for the year ended December 31, 2015, we will modify our disclosure in Note 11, Commitments and Contingencies. Below is an example of the modified disclosure (we have underlined new disclosures for the convenience of the Staff):

We are a party to various legal proceedings, including those noted in this section.  We have established loss provisions only for matters in which losses are probable and can be reasonably estimated.  If either or both of the criteria are not met, we assess whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred. If there is a reasonable possibility that a loss or additional loss may have been incurred for such proceedings, we disclose the estimate of the amount of loss or possible range of loss, or disclose that an estimate of loss cannot be made, as applicable.  Although management at present believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, results of operations, cash flows, or overall trends, legal proceedings are subject to inherent uncertainties, and unfavorable rulings or other events could occur. An unfavorable outcome for an amount in excess of management’s present beliefs may result in a material adverse impact on our business, results of operations, financial position, and overall trends.

In connection with our response to comments received on December 31, 2015 from the Staff pertaining to our Form 10-K for the fiscal year ended December 31, 2014, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the foregoing should be directed to the undersigned at (310) 482-5804.

Very truly yours

/s/ KYLE HUEBNER

Kyle Huebner
Co-President & Chief Financial Officer